Exhibit 99.1

Qifu Technology Announces First Quarter 2025 Unaudited Financial Results

Shanghai, China, May 19, 2025, Qifu Technology, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qifu Technology” or the “Company”), a leading AI-empowered Credit-Tech platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Business Highlights

•	As of March 31, 2025, our platform has connected 163 financial institutional partners and 268.2 million consumers*1 with potential credit needs, cumulatively, an increase of 11.1% from 241.4 million a year ago.

•	Cumulative users with approved credit lines*2 were 58.4 million as of March 31, 2025, an increase of 11.6% from 52.3 million as of March 31, 2024.

•	Cumulative borrowers with successful drawdown, including repeat borrowers was 35.5 million as of March 31, 2025, an increase of 13.8% from 31.2 million as of March 31, 2024.

•	In the first quarter of 2025, financial institutional partners originated 24,401,374 loans*3 through our platform.

•	Total facilitation and origination loan volume*4 reached RMB88,883 million, an increase of 15.8% from RMB76,784 million in the same period of 2024 and a decrease of 1.1% from RMB89,885 million in the prior quarter. RMB43,811 million of such loan volume was under capital-light model, Intelligence Credit Engine (“ICE”) and total technology solutions*5, representing 49.3% of the total, an increase of 15.1% from RMB38,053 million in the same period of 2024 and a decrease of 8.3% from RMB47,796 million in the prior quarter.

•	Total outstanding loan balance*6 was RMB140,273 million as of March 31, 2025, an increase of 5.5% from RMB132,964 million as of March 31, 2024 and an increase of 2.4% from RMB137,014 million as of December 31, 2024. RMB78,681 million of such loan balance was under capital-light model, “ICE” and total technology solutions, an increase of 11.4% from RMB70,641 million as of March 31, 2024 and a decrease of 1.2% from RMB79,599 million as of December 31, 2024.

•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the first quarter of 2025 was approximately 10.17 months, compared with 10.10 months in the same period of 2024.

•	90 day+ delinquency rate*7 of loans originated by financial institutions across our platform was 2.02% as of March 31, 2025.

•	Repeat borrower contribution*8 of loans originated by financial institutions across our platform for the first quarter of 2025 was 95.1%.

1 Refers to cumulative registered users across our platform.

2 “Cumulative users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

3 Including 2,022,501 loans across “V-pocket”, and 22,378,873 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period. Retrospectively excluding the impact of discontinued service, which did not have and is not expected to have a material impact on our overall business, financial condition, and results of operations.

5 “ICE” is an open platform primarily on our “Qifu Jietiao” APP (previously known as “360 Jietiao”), we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company does not bear principal risk.

Under total technology solutions, we have been offering end-to-end technology solutions to financial institutions based on on-premise deployment, SaaS or hybrid model since 2023.

6 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, excluding loans delinquent for more than 180 days. Retrospectively excluding the impact of discontinued service, which did not have and is not expected to have a material impact on our overall business, financial condition, and results of operations.

7 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and total technology solutions are not included in the delinquency rate calculation.

8 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

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First Quarter 2025 Financial Highlights

•	Total net revenue was RMB4,690.7 million (US$646.4 million), compared to RMB4,482.3 million in the prior quarter.

•	Net income was RMB1,796.6 million (US$247.6 million), compared to RMB1,912.7 million in the prior quarter.

•	Non-GAAP*9 net income was RMB1,926.2 million (US$265.4 million), compared to RMB1,972.4 million in the prior quarter.

•	Net income per fully diluted American depositary share (“ADS”) was RMB12.62 (US$1.74), compared to RMB13.24 in the prior quarter.

•	Non-GAAP net income per fully diluted ADS was RMB13.53 (US$1.86), compared to RMB13.66 in the prior quarter.

9 Non-GAAP income from operations, Non-GAAP net income, Non-GAAP operating margin, Non-GAAP net income margin and Non-GAAP net income per fully diluted ADS are Non-GAAP financial measures. For more information on these Non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of Qifu Technology, commented, “First quarter came in stronger than typical seasonal trend despite the ongoing macroeconomic challenges. We observed an increase in users’ activities early in the quarter as public sentiment slightly improved in response to the strong stimulus messages delivered by government officials. However, we remain prudent in our business planning as tariff-related economic uncertainties may persist throughout this year. We will continue to focus on improving the quality and sustainability of our business.

During the quarter, we issued a record amount of ABS as the overall funding environment remained supportive. As a result, the blended funding cost continued to decline sequentially. Approximately 56% of the quarter-end loan balance was under the capital-light model, ICE and total technology solutions, demonstrating the efficiency of our platform services. The contribution from non-credit risk bearing services also continued to help us mitigate certain risks in a challenging environment. During the quarter, nearly half of our new credit line users were acquired through embedded finance partners, which we also refer to as API channels, as we further diversify our user acquisition channels. Loan volumes through the API channels increased significantly in the quarter.

With the growing maturity and efficiency of large language models, we will continue to allocate more resources to the application of AI across our credit service offerings. We expect that these AI-powered tools will not only allow us to serve our users with better offerings at greater efficiency but also enable our financial institution clients to better utilize the cutting-edge AI technologies, through our open platform. We believe these efforts will enable us to better navigate through the current environment and position us well to capture long-term opportunities through innovative technologies, enhanced products and collaborative models.”

“We are pleased to start 2025 with another quarter of solid financial results despite an uncertain macro environment. For the first quarter, total revenue was RMB4.69 billion and Non-GAAP net income was RMB1.93 billion,” Mr. Alex Xu, Chief Financial Officer, commented. “During the quarter, we successfully completed the US$690 million convertible notes offering and it gave us ample resources to accelerate our share repurchase programs. Our strong financial position enables us to consistently execute our strategy, support business initiatives, and enhance returns to our shareholders.”

Mr. Yan Zheng, Chief Risk Officer, added, “In the first quarter, we maintained a relatively stable risk profile as users’ activities came in stronger than normal. Although overall risk performance fluctuated from the best level we achieved in the prior quarter, it remained well within our target range. Among key leading indicators, Day-1 delinquency rate*10 was 5.0% in the first quarter, and 30-day collection rate*11 was 88.1%. While macro volatility may induce short-term fluctuation in risk metrics, we look forward to maintaining relatively stable risk performance in the coming quarters as we seek growth opportunities in 2025.”

10 “Day-1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such specified date.

11 “30-day collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that became overdue as of such specified date.

First Quarter 2025 Financial Results

Total net revenue was RMB4,690.7 million (US$646.4 million), compared to RMB4,153.2 million in the same period of 2024, and RMB4,482.3 million in the prior quarter.

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Net revenue from Credit Driven Services was RMB3,110.9 million (US$428.7 million), compared to RMB3,016.3 million in the same period of 2024, and RMB2,889.5 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB429.8 million (US$59.2 million), compared to RMB243.8 million in the same period of 2024 and RMB363.0 million in the prior quarter. The year-over-year increase was primarily due to an increase in capital-heavy loan facilitation volume and longer effective loan tenor. The sequential increase was primarily due to the increase in effective loan tenor.

Financing income*12 was RMB1,817.2 million (US$250.4 million), compared to RMB1,535.0 million in the same period of 2024 and RMB1,667.3 million in the prior quarter. The year-over-year and sequential increases were primarily due to the growth in the average outstanding balance of the on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB778.2 million (US$107.2 million), compared to RMB1,166.0 million in the same period of 2024, and RMB761.8 million in the prior quarter. The year-over-year decrease was mainly due to the decrease in the average outstanding balance of off-balance-sheet capital-heavy loans during the period.

Other services fees were RMB85.6 million (US$11.8 million), compared to RMB71.5 million in the same period of 2024, and RMB97.4 million in the prior quarter. The year-over-year and sequential changes reflected the changes in late payment fees under the credit driven services due to changes in collection rates of late paid loans.

Net revenue from Platform Services was RMB1,579.8 million (US$217.7 million), compared to RMB1,136.9 million in the same period of 2024 and RMB1,592.8 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB373.7 million (US$51.5 million), compared to RMB502.7 million in the same period of 2024 and RMB515.1 million in the prior quarter. The year-over-year and sequential decreases were primarily due to the decreases in capital-light loan facilitation volume.

Referral services fees were RMB1,004.6 million (US$138.4 million), compared to RMB548.8 million in the same period of 2024 and RMB907.2 million in the prior quarter. The year-over-year and sequential increases were mainly due to the increases in loan facilitation volume through ICE.

Other services fees were RMB201.5 million (US$27.8 million), compared to RMB85.4 million in the same period of 2024 and RMB170.5 million in the prior quarter. The year-over-year and sequential changes reflected trends in other value-added services and late payment fees.

Total operating costs and expenses were RMB2,716.0 million (US$374.3 million), compared to RMB2,789.1 million in the same period of 2024 and RMB2,591.9 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB714.5 million (US$98.5 million), compared to RMB736.0 million in the same period of 2024 and RMB734.7 million in the prior quarter.

Funding costs were RMB122.7 million (US$16.9 million), compared to RMB156.0 million in the same period of 2024 and RMB126.8 million in the prior quarter. The year-over-year and sequential decreases were mainly due to lower average costs of ABS and trusts, partially offsetting by increases in fundings from ABS and trusts.

Sales and marketing expenses were RMB591.5 million (US$81.5 million), compared to RMB415.6 million in the same period of 2024 and RMB523.9 million in the prior quarter. The year-over-year and sequential increases were primarily due to the increase in the allocation of marketing resources to embedded finance channels and content feed advertisements to generate more effective leads.

General and administrative expenses were RMB196.5 million (US$27.1 million), compared to RMB106.4 million in the same period of 2024 and RMB156.1 million in the prior quarter. The year-over-year and sequential increases were primarily due to an increase in share-based compensations.

Provision for loans receivable was RMB823.2 million (US$113.4 million), compared to RMB847.9 million in the same period of 2024 and RMB598.4 million in the prior quarter. The year-over-year decrease reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile. The sequential increase was primarily due to an increase in loan origination volume of on-balance-sheet loans and the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

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Provision for financial assets receivable was RMB39.9 million (US$5.5 million), compared to RMB99.0 million in the same period of 2024 and RMB63.3 million in the prior quarter. The year-over-year decrease reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile. The sequential decrease was mainly due to the decline in capital-heavy loan facilitation volume.

Provision for accounts receivable and contract assets was RMB68.4 million (US$9.4 million), compared to RMB111.5 million in the same period of 2024 and RMB77.5 million in the prior quarter. The year-over-year and sequential decreases reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile and changes in capital-heavy and capital-light loan facilitation volume.

Provision for contingent liability was RMB159.3 million (US$22.0 million), compared to RMB316.7 million in the same period of 2024 and RMB311.4 million in the prior quarter. The year-over-year and sequential decreases reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile. The sequential decrease also reflected the decline in capital-heavy loan facilitation volume.

Income from operations was RMB1,974.7 million (US$272.1 million), compared to RMB1,364.1 million in the same period of 2024 and RMB1,890.3 million in the prior quarter.

Non-GAAP income from operations was RMB2,104.3 million (US$290.0 million), compared to RMB1,408.7 million in the same period of 2024 and RMB1,950.0 million in the prior quarter.

Operating margin was 42.1%. Non-GAAP operating margin was 44.9%.

Income before income tax expense was RMB2,220.2 million (US$306.0 million), compared to RMB1,526.2 million in the same period of 2024 and RMB1,932.7 million in the prior quarter.

Income taxes expense was RMB423.6 million (US$58.4 million), compared to RMB366.1 million in the same period of 2024 and RMB20.0 million in the prior quarter. The sequential increase was mainly due to the writeback of withholding taxes in the prior quarter related to the Company’s dividend payment and share repurchases, as the Company became eligible to a lower tax rate.

Net income was RMB1,796.6 million (US$247.6 million), compared to RMB1,160.1 million in the same period of 2024 and RMB1,912.7 million in the prior quarter.

Non-GAAP net income was RMB1,926.2 million (US$265.4 million), compared to RMB1,204.8 million in the same period of 2024 and RMB1,972.4 million in the prior quarter.

Net income margin was 38.3%. Non-GAAP net income margin was 41.1%.

Net income attributed to the Company was RMB1,800.2 million (US$248.1 million), compared to RMB1,164.3 million in the same period of 2024 and RMB1,916.6 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,929.8 million (US$265.9 million), compared to RMB1,208.9 million in the same period of 2024 and RMB1,976.4 million in the prior quarter.

Net income per fully diluted ADS was RMB12.62 (US$1.74).

Non-GAAP net income per fully diluted ADS was RMB13.53 (US$1.86).

Weighted average basic ADS used in calculating GAAP net income per ADS was 140.48 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 142.62 million.

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Ordinary shares outstanding as of March 31, 2025 was 268,930,496.

12 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

30 Day+ Delinquency Rate by Vintage and 180 Day+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative 30 day+ delinquency rates by loan facilitation and origination vintage and 180 day+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans under “ICE” and total technology solutions are not included in the 30 day+ charts and the 180 day+ charts:

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Update on Share Repurchase

On November 19, 2024, the Board approved a share repurchase plan (the “2025 Share Repurchase Plan”) whereby the Company is authorized to repurchase up to US$450 million worth of its ADSs or Class A ordinary shares over the next 12 months starting from January 1, 2025.

As of May 19, 2025, the Company had in aggregate purchased approximately 4.4 million ADSs on the open market for a total amount of approximately US$178 million (inclusive of commissions) at an average price of US$40.2 per ADS pursuant to the 2025 Share Repurchase Plan.

On March 25, 2025, the Board approved a new share repurchase plan (the “March 2025 Share Repurchase Plan”) whereby the Company is authorized to use to the net proceeds from the offering of convertible senior notes due 2030 to repurchase its ADSs and/or Class A ordinary shares, which runs in addition to the Company’s 2025 Share Repurchase Plan. On March 27, 2025, the Company announced the completion of the offering of the convertible senior notes in an aggregate principal amount of US$690 million due 2030. Concurrently with the pricing of this offering, the Company repurchased approximately 5.1 million ADSs with an aggregate value of approximately US$227 million at a price of US$44.23 per ADS. The Company expects to use the remaining net proceeds, which is approximately US$450 million, from the offering of the convertible senior notes to repurchase additional ADSs and/or Class A ordinary shares on the open market and/or through other means from time to time under the March 2025 Share Repurchase Plan.

Business Outlook

As macro-economic uncertainties persist, the Company intends to maintain a prudent approach in its business planning for 2025. Management will continue to focus on enhancing efficiency of the Company’s operations. As such, for the second quarter of 2025, the Company expects to generate a net income between RMB1.65 billion and RMB1.75 billion and a non-GAAP net income*13 between RMB1.75 billion and RMB1.85 billion, representing a year-on-year growth between 24% and 31%. This outlook reflects the Company’s current and preliminary views, which is subject to material changes.

13 Non-GAAP net income represents net income excluding share-based compensation expenses.

Conference Call Preregistration

Qifu Technology’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Monday, May 19, 2025 (8:30 AM Beijing Time on Tuesday, May 20, 2025).

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://s1.c-conf.com/diamondpass/10047043-kj87y6.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

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Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at https://ir.qifu.tech.

About Qifu Technology

Qifu Technology is a leading AI-empowered Credit-Tech platform in China. By leveraging its sophisticated machine learning models and data analytics capabilities, the Company provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: https://ir.qifu.tech.

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use Non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our Non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the Non-GAAP financial measures.

We use Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses. Non-GAAP operating margin is equal to Non-GAAP income from operation divided by total net revenue. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP net income margin is equal to Non-GAAP net income divided by total net revenue. Non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses. Non-GAAP net income per fully diluted ADS represents net income excluding share-based compensation expenses per fully diluted ADS. Such adjustments have no impact on income tax. We believe that Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that Non-GAAP income from operation and Non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our Non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of Non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 7.2567 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2025.

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Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. Qifu Technology may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qifu Technology’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qifu Technology does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Qifu Technology

E-mail: ir@360shuke.com

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Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	March 31,	March 31,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	4,452,416	8,578,822	1,182,193
Restricted cash	2,353,384	3,236,427	445,992
Short term investments	3,394,073	2,040,269	281,157
Security deposit prepaid to third-party guarantee companies	162,617	173,437	23,900
Funds receivable from third party payment service providers	462,112	347,416	47,875
Accounts receivable and contract assets, net	2,214,530	2,316,593	319,235
Financial assets receivable, net	1,553,912	1,530,084	210,851
Amounts due from related parties	8,510	3,242	447
Loans receivable, net	26,714,428	30,675,633	4,227,215
Prepaid expenses and other assets	1,464,586	1,510,818	208,196
Total current assets	42,780,568	50,412,741	6,947,061
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	27,132	20,004	2,757
Financial assets receivable, net-noncurrent	170,779	189,379	26,097
Amounts due from related parties	51	39	5
Loans receivable, net-noncurrent	2,537,749	2,314,826	318,992
Property and equipment, net	362,774	405,926	55,938
Land use rights, net	956,738	951,557	131,128
Intangible assets	11,818	11,420	1,574
Goodwill	42,414	42,407	5,844
Deferred tax assets	1,206,325	1,244,757	171,532
Other non-current assets	36,270	34,112	4,701
Total non-current assets	5,352,050	5,214,427	718,568
TOTAL ASSETS	48,132,618	55,627,168	7,665,629

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	8,188,454	6,541,069	901,383
Accrued expenses and other current liabilities	2,492,921	3,337,707	459,948
Amounts due to related parties	67,495	48,442	6,675
Short term loans	1,369,939	1,219,431	168,042
Guarantee liabilities-stand ready	2,383,202	2,377,408	327,616
Guarantee liabilities-contingent	1,820,350	1,794,747	247,323
Income tax payable	1,040,687	1,054,537	145,319
Other tax payable	109,161	3,897	537
Total current liabilities	17,472,209	16,377,238	2,256,843
Non-current liabilities:
Deferred tax liabilities	439,435	569,734	78,511
Payable to investors of the consolidated trusts-noncurrent	5,719,600	10,354,000	1,426,819
Convertible senior notes	-	4,912,524	676,964
Other long-term liabilities	255,155	297,730	41,028
Total non-current liabilities	6,414,190	16,133,988	2,223,322
TOTAL LIABILITIES	23,886,399	32,511,226	4,480,165
TOTAL QIFU TECHNOLOGY INC EQUITY	24,190,043	23,063,344	3,178,216
Noncontrolling interests	56,176	52,598	7,248
TOTAL EQUITY	24,246,219	23,115,942	3,185,464
TOTAL LIABILITIES AND EQUITY	48,132,618	55,627,168	7,665,629

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Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2024	2025	2025
	RMB	RMB	USD
Credit driven services	3,016,282	3,110,866	428,690
Loan facilitation and servicing fees-capital heavy	243,766	429,775	59,225
Financing income	1,534,986	1,817,221	250,420
Revenue from releasing of guarantee liabilities	1,166,018	778,222	107,242
Other services fees	71,512	85,648	11,803
Platform services	1,136,901	1,579,831	217,706
Loan facilitation and servicing fees-capital light	502,715	373,709	51,498
Referral services fees	548,824	1,004,622	138,441
Other services fees	85,362	201,500	27,767
Total net revenue	4,153,183	4,690,697	646,396
Facilitation, origination and servicing	736,026	714,492	98,460
Funding costs	155,963	122,657	16,903
Sales and marketing	415,617	591,495	81,510
General and administrative	106,415	196,482	27,076
Provision for loans receivable	847,921	823,187	113,438
Provision for financial assets receivable	99,003	39,863	5,493
Provision for accounts receivable and contract assets	111,473	68,445	9,432
Provision for contingent liabilities	316,664	159,343	21,958
Total operating costs and expenses	2,789,082	2,715,964	374,270
Income from operations	1,364,101	1,974,733	272,126
Interest income, net	50,058	67,774	9,340
Foreign exchange gain	82	2,123	293
Other income, net	111,968	175,600	24,198
Income before income tax expense	1,526,209	2,220,230	305,957
Income taxes expense	(366,065)	(423,631)	(58,378)
Net income	1,160,144	1,796,599	247,579
Net loss attributable to noncontrolling interests	4,143	3,576	493
Net income attributable to ordinary shareholders of the Company	1,164,287	1,800,175	248,072
Net income per ordinary share attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	3.73	6.41	0.88
Diluted	3.65	6.31	0.87

Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	7.46	12.82	1.76
Diluted	7.30	12.62	1.74

Weighted average shares used in calculating net income per ordinary share
Basic	312,027,192	280,958,513	280,958,513
Diluted	318,915,157	285,237,588	285,237,588

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Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2024	2025	2025
	RMB	RMB	USD
Net cash provided by operating activities	1,958,267	2,805,685	386,634
Net cash used in investing activities	(3,138,175)	(3,240,186)	(446,510)
Net cash provided by financing activities	1,775,409	5,449,071	750,902
Effect of foreign exchange rate changes	2,095	(5,121)	(705)
Net increase in cash and cash equivalents	597,596	5,009,449	690,321
Cash, cash equivalents, and restricted cash, beginning of period	7,558,997	6,805,800	937,864
Cash, cash equivalents, and restricted cash, end of period	8,156,593	11,815,249	1,628,185

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Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2024	2025	2025
	RMB	RMB	USD
Net income	1,160,144	1,796,599	247,579
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	2,010	(15,362)	(2,117)
Other comprehensive income (loss)	2,010	(15,362)	(2,117)
Total comprehensive income	1,162,154	1,781,237	245,462
Comprehensive loss attributable to noncontrolling interests	4,143	3,576	493
Comprehensive income attributable to ordinary shareholders	1,166,297	1,784,813	245,955

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Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2024	2025	2025
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,160,144	1,796,599	247,579
Add: Share-based compensation expenses	44,645	129,614	17,861
Non-GAAP net income	1,204,789	1,926,213	265,440
GAAP net income margin	27.9%	38.3%
Non-GAAP net income margin	29.0%	41.1%

Net income attributable to shareholders of Qifu Technology, Inc.	1,164,287	1,800,175	248,072
Add: Share-based compensation expenses	44,645	129,614	17,861
Non-GAAP net income attributable to shareholders of Qifu Technology, Inc.	1,208,932	1,929,789	265,933
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS - diluted	159,457,579	142,618,794	142,618,794
Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. - diluted	7.30	12.62	1.74
Non-GAAP net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. - diluted	7.58	13.53	1.86

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,364,101	1,974,733	272,126
Add: Share-based compensation expenses	44,645	129,614	17,861
Non-GAAP Income from operations	1,408,746	2,104,347	289,987
GAAP operating margin	32.8%	42.1%
Non-GAAP operating margin	33.9%	44.9%

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